FORM OF


                                 THE SIMMS FUNDS


                 AMENDMENT TO THE CUSTODIAN SERVICING AGREEMENT


            THIS AMENDMENT dated as of January 1, 2002 to the Custodian Servicing Agreement dated as of October 5, 1998, by and between The Simms Funds, a Delaware business trust, and Firstar Bank, N.A, shall be as follows:

            Effective January 1, 2002, the name Firstar Bank, N.A. has been changed to U.S. Bank, N.A. Accordingly, all references to Firstar Bank, N.A. in this Agreement should be replaced with U.S. Bank, N.A. Similarly, any references to Firstar Mutual Fund Services, LLC should be replaced with U.S. Bancorp Fund Services, LLC.

            IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

THE SIMMS FUNDS                           U.S. BANK, N.A.


By: _____________________________         By:  _____________________________